UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            FIDELITY FEDERAL BANCORP
              ---------------------------------------------------
                              (Name of the Issuer)

                            FIDELITY FEDERAL BANCORP
              ---------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
              ---------------------------------------------------
                         (Title of Class of Securities)

                                    315921106
              ---------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            FIDELITY FEDERAL BANCORP
                               18 NW Fourth Street
                            Evansville, Indiana 47708
                                 (317) 424-0921

                                 WITH COPIES TO:

                             Timothy M. Harden, Esq.
                              John W. Tanselle, Esq
                                Krieg DeVault LLP
                         One Indiana Square, Suite 2800
                           Indianapolis, Indiana 46204
                                 (317) 636-4341

      (Name, Address, and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] b. The filing of a registration statement under the Securities Act of 1933.
[ ] c. A tender offer.
[X] d. None of the above.


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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if this is a final amendment reporting the results of the transaction. [ ]


                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION (1)                    AMOUNT OF FILING FEE (2)
--------------------------------------------------------------------------

         $2,000,000.00                                  $ 400.00

(1) Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the value of the securities proposed to be acquired consists of the estimated $2,000,000.00 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the cash to be paid in lieu of fractional shares.


[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $ 400.00
                           ------------------------------------
Form or registration no.:   Schedule 13E-3
                           ------------------------------------
Filing party:              Fidelity Federal Bancorp
                           ------------------------------------
Date filed:                November 15, 2004
                           ------------------------------------



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                                Table of Contents





ITEM 1.  SUMMARY TERM SHEET...................................................1

ITEM 2.  SUBJECT COMPANY INFORMATION..........................................1

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.........................2

ITEM 4.  TERMS OF THE TRANSACTION.............................................3

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.............3

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS...................3

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS..........................4

ITEM 8.  FAIRNESS OF THE TRANSACTION..........................................4

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS...............4

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION...................4

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.......................4

ITEM 12.  THE SOLICITATION OR RECOMMENDATION..................................5

ITEM 13.  FINANCIAL INFORMATION...............................................5

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.............5

ITEM 15.  ADDITIONAL INFORMATION..............................................5

ITEM 16.  EXHIBITS............................................................5


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INTRODUCTION

     This Amendment No. 3 to Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Fidelity Federal Bancorp (the "Company") in connection with a proposed going private transaction, in which the Company will effect a 1-for-30,000 reverse stock split of its common stock, no par value. This Amendment No. 3 amends the Rule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission (the "SEC") on November 15, 2004, as amended by Amendment No. 1 to Schedule 13E-3 filed by the Company with the SEC on November 17, 2004 and Amendment No. 2 Schedule 13E-3 filed by the Company with the SEC on December 16, 2004. In the reverse stock split, the holders of the Company's common stock will receive one share of common stock for each 30,000 shares they hold immediately prior to the effective date of the reverse stock split. Those shareholders who, immediately following the reverse stock split, would hold a fraction of a share of Company common stock will, in lieu thereof, be paid an amount, in cash, equal to $1.85 times such fraction of a share and will no longer be shareholders of the Company. Completion of the reverse stock split will result in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     Following the reverse stock split, the Company will conduct a 2,500 for 1 forward stock split for those shareholders who, following the reverse stock split, continue to hold at least one whole share of Company common stock.

     Under Indiana law and the Articles of Incorporation of the Company, the Board of Directors of the Company may amend the Company's Articles of Incorporation to conduct both the reverse stock split and the forward stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for these actions and no vote is sought in connection with these actions. The reverse stock split and the forward stock split will be conducted upon the terms and subject to the conditions set forth in the Company's going private disclosure document (the "Disclosure Document").

     The information contained in the Disclosure Document, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1. SUMMARY TERM SHEET. The information set forth in the Disclosure Document under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. Fidelity Federal Bancorp is the subject company of this Schedule 13E-3. The principal office of the Company is located at 18 NW Fourth Street, Evansville, Indiana 47708, and the Company's telephone number is
(812) 424-0921.

     (b) Securities. As of September 30, 2004, the Company had 10,999,871 shares of no par value common stock issued and outstanding.

     (c) Trading Market and Price. The information contained in the Disclosure Document under the caption "Summary Financial Information -- Market Prices and Dividend Information" is incorporated herein by reference.

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     (d) Dividends. The information contained in the Disclosure Document under the caption "Summary Financial Information -- Market Prices and Dividend Information" is hereby incorporated by reference.

     (e) Prior Public Offerings. None.

     (f) Prior Stock Purchases. None.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a) Name and Address of Each Filing Person. Fidelity Federal Bancorp, the subject company, is the filing person of this Schedule 13E-3. The Company's business address is 18 NW Fourth Street, Evansville, Indiana 47708, and the Company's telephone number is (812) 424-0921. The name of each director and executive officer of the Company is incorporated herein by reference to the section of the Company's Proxy Statement, filed with the United States Securities and Exchange Commission (the "SEC") on March 29, 2004 (the "2004 Proxy Statement"), captioned "Information Concerning Nominees, Directors and Executive Officers". The address of each of the directors and executive officers is 18 NW Fourth Street, Evansville, Indiana 47708.

Name and Address of Each Person Specified in Instruction C to the Schedule
13E-3.

The business address and business telephone number of Pedcor Financial, LLC and Pedcor Bancorp, which are each an affiliate of the Company, is One Pedcor Square, 770 3rd Avenue SW, Carmel, Indiana 46032, (317) 587-0320. Bruce A. Cordingley, Gerald K. Pedigo and Phillip J. Stoffregen, who are each a director of the Company are the executive officers of both Pedcor Financial, LLC and Pedcor Bancorp, and are the directors of Pedcor Financial, LLC. Bruce A. Cordingley and Gerald K. Pedigo are the directors of Pedcor Bancorp. Information relating to Pedcor Financial, LLC and Pedcor Bancorp is provided in this
Schedule 13E-3 pursuant to General Instruction C.

     (b) Business and Background of Entities.

Business Background of any Person Specified in Instruction C to the Schedule 13E-3.

Pedcor Financial, LLC is an Indiana limited liability company, the principal business of which is investments.

During the last five years, neither Pedcor Financial, LLC nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Pedcor Financial, LLC nor, to its knowledge, any of its directors or executive

                                      -2-
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officers was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

Pedcor Bancorp is an Indiana corporation, the principal business of which is investments in financial institutions.

During the last five years, neither Pedcor Bancorp nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Pedcor Bancorp nor, to its knowledge, any of its directors or executive officers was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

     (c) Business and Background of Natural Persons.

     (1) and (2) The name and business background of each director and executive officer of the Company is incorporated herein by reference to the section of the 2004 Proxy Statement captioned "Information Concerning Nominees, Directors and Executive Officers". The address of each of the directors and executive officers is 18 NW Fourth Street, Evansville, Indiana 47708.

     (3) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (4) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

     (5) All directors and executive officers of the Company are citizens of the United States of America.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) and (c) - (f) Material Terms; Different Terms; Appraisal Rights; Provisions for Unaffiliated Security Holders; and Eligibility for Listing or Trading. The information set forth in the Disclosure Document under the captions "Summary Term Sheet" and "Special Factors" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not Applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) - (c) Transactions; Significant Corporate Events; Negotiations or Contacts. The information set forth in the Disclosure Document under the captions "The Parties -- Transactions" and "-- Significant Corporate Events" are incorporated herein by reference.

     (e) Agreements Involving the Subject Company's Securities. The information set forth in the Disclosure Document under the caption "The Parties -- Agreements Involving Company Stock" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                                      -3-
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     (b) and (c)(1) - (c)(8) Use of Securities Acquired and Plans. The
information set forth in the Disclosure Document under the captions "Special Factors -- Going Private Transaction; Purposes" and "Special Factors -- Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (d) Purposes; Alternatives; Reasons; and Effects. The information set forth in the Disclosure Document under the captions "Summary Term Sheet -- Going Private Transaction; Purposes"; "Summary Term Sheet -- Reasons for the Transaction"; "Summary Term Sheet -- Effect on Market for Shares"; "Summary Term Sheet -- Federal Tax Consequences"; "Special Factors -- Going Private Transaction; Purposes"; "Special Factors -- Reasons for the Transaction"; and "Special Factors -- Certain Effects on the Transaction" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) - (e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Disclosure Document under the captions "Summary Term Sheet -- Fairness of the Transaction and Fairness Opinion"; "Summary Term Sheet -- Shareholder Approval"; "Special Factors -- Fairness of the Transaction"; and "Special Factors -- Fairness Opinion of Financial Advisor" is incorporated herein by reference.

     (f) Other Offers. Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) Reports; Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Disclosure Document under the captions "Summary Term Sheet -- Fairness of the Transaction and Fairness Opinion"; "Special Factors -- Fairness of the Transaction"; and "Special Factors -- Fairness Opinion of Financial Advisor" is incorporated herein by reference.

     The opinion of Professional Bank Services is attached as Annex A to the Disclosure Document and is incorporated herein by reference to the Disclosure Document. The opinion of Professional Bank Services will be made available at the Company's executive office during regular business hours for inspection and copying by any interested stockholder of the Company or representative who has been so designated in writing.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (f) Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Document under the caption "Special Factors - Fees and Expenses" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in the 2004 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Beneficial Ownership" is incorporated herein by reference.

     (b) Securities Transactions. None.

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ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (a) Intent to Tender or Vote in a Going-Private transaction. Not Applicable

     (e) Recommendation of Others. Not Applicable.

ITEM 13.  FINANCIAL INFORMATION.

     (a) Financial information. The Company's audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated by reference into the Disclosure Document from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and from the Company's Quarterly Reports on Form 10-Q for the quarter ended September 30, 2004. The information set forth under the caption "Selected Financial Data" in the Disclosure Document is incorporated herein by reference.

     (b) Pro forma information. The information set forth in the Disclosure Document under the caption "Summary Financial Information -- Summary Pro Forma Financial Information" is incorporated herein by reference.

     Information incorporated herein by reference to the Company's Annual Report on Form 10-K has been filed by the Company with the SEC as stated above. You may obtain copies of these reports, statements or other information that the Company files from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC's Internet site at www.sec.gov.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) - (b) Solicitations or Recommendations; Employees or Corporate Assets. Not applicable.

ITEM 15.  ADDITIONAL INFORMATION.

     (b) Other material information. The information set forth in the Disclosure Document and each Appendix thereto is incorporated herein by reference.

ITEM 16.  EXHIBITS.

     (a) The Disclosure Document.

     (b) (1) Indenture, dated December 16, 2004, between Fidelity Federal Bancorp, as issuer, and Wells Fargo, National Association as Trustee

     (b) (2) Amended and Restated Declaration of Trust, Fidelity Federal Bancorp Statutory Trust I- 2004, dated December 16, 2004

     (c) (1) The opinion of Professional Bank Services, dated November 9, 2004 attached as Annex A to the Disclosure Document.

                                      -5-
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     (c) (2) The Common Stock Fair Value Appraisal prepared by Professional Bank
Services. *

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g) Not applicable.















--------
* Previously filed as Exhibit 16(a) to Amendment No. 1 to Schedule 13E-3 of the Company, filed with the SEC on November 17, 2004.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By:      /s/ Donald R. Neel
                                               -----------------------
                                      Title:   President and CEO
                                               -----------------------
                                      Name:    Donald R. Neel
                                               -----------------------
                                      Date:    January 10, 2005
                                               -----------------------











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